SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM
1	Translation of letter to the Buenos Aires Stock Exchange dated July 30, 2021.

City of Buenos Aires, July 30, 2021

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Changes in the first level of the Senior

Management Structure of YPF S.A.

Dear Sirs,

The purpose of this letter is to comply with the requirements of article 23, section 8 Chapter VI of the ByMA Listing Regulations, in order to inform the changes in the first level of the Senior Management Structure of YPF S.A.

In that regard, we inform you that at its meeting held on July 30, 2021 YPF S.A.’s Board of Directors decided the following:

I.	To designate Mr. José Gustavo Medele as Services Vice President, in replacement of Mr. Carlos Alfonsi.

II.	The reconversion of the Human Resources Vice Presidency into the People and Culture Vice Presidency.

III.	To designate Ms. Florencia Tiscornia as People and Culture Vice President, in replacement of Mr. José Gustavo Medele.

IV.	The reconversion of the Environment, Health and Security Vice Presidency into the Sustainability, Environment, Health and Security Vice Presidency, in charge of Mr. Gustavo Adolfo Chaab.

V.	To create the Digital Technologies Vice Presidency which will oversee Mr. Sergio Fernández Mena, with a report direct to the General Manager (Chief Executive Officer).

Yours faithfully,

Santiago Wesenack Market Relations Officer YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 30, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer